Filed by Boston Private Financial Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company:  Boston Private Financial Holdings, Inc.
Commission File No.:  001-35070
Date:  January 4, 2021

The following document was made available to employees of Boston Private Financial Holdings, Inc. on January 4, 2021.

SVB Acquisition Frequently Asked Questions

We will continue to update this document throughout the course of the integration as more information becomes available. If you have questions, please share them with your manager or Executive Committee leader.

There are many details to be worked out in the coming weeks and months, and many questions we simply won’t be able to answer until we are further along in integration planning and closer to the announced closing date.

OVERVIEW

What is happening and why?

SVB and Boston Private have entered into an acquisition agreement in which SVB Financial Group will acquire 100% of Boston Private Financial Holdings, Inc. We expect the deal to close in mid-2021, at which point Boston Private will be integrated into SVB under the combined leadership of Yvette Butler, Head of Private Banking and Wealth Advisory for Silicon Valley Bank, and Boston Private’s Anthony DeChellis.

The strategic alliance recognizes clear synergies unique to our two organizations:

Boston Private:
o	Accelerates the growth of SVB’s private banking business through added leadership and capabilities;
o	Offers SVB the opportunity to broaden and deepen commercial lending capabilities in support of HNW and UHNW individuals;
o	Brings a technology platform that will enhance both the client experience and the relationship manager experience.

SVB:
o	Brings innovative solutions, capabilities, infrastructure and reach that enhances Boston Private’s unique client value proposition;
o	Delivers a leadership position in the innovation economy, providing Boston Private’s clients with greater access to investment in and collaboration with the innovation economy.

Together, SVB’s and Boston Private’s commitment to exceptional client service and their complementary insights, products, services and solutions will support the creation of a differentiated and powerful platform tailored for entrepreneurs, HNW/UHNW investors, family offices, businesses and nonprofit entities looking to make a lasting impact on society.

What are the benefits to Boston Private and our clients?

This deal brings to fruition the vision outlined during Investor Day in May 2019: transforming Boston Private’s regional presence to a national one recognized for:
•	Integrity
•	Client focus
•	User friendliness
•	Exceptional talent
•	Empowering technology

Delivering our banking and wealth management offering to SVB’s unique innovative client base creates a tremendous growth opportunity. Together, SVB and Boston Private will create a differentiated and powerful bank and wealth management platform that we and SVB believe will accelerate growth and market penetration for the combined organization.

The acquisition also provides opportunities for career growth as SVB brings with it ample opportunity to serve the innovation economy, a more diverse business model and a global footprint.

SVB and Boston Private share a commitment to strong client service, reflected in their high client satisfaction, net promoter scores and client retention rates. SVB’s central position in the innovation economy provides Boston Private’s clients with greater access to investment in and collaboration with the innovation economy.

What are the benefits to SVB and their clients?

SVB’s vision is to be the premier financial partner for the innovation economy, providing companies, entrepreneurs and their investors the services they need to succeed via four businesses:
•	Commercial Banking
•	Investment Banking
•	Private Banking & Wealth Management
•	Fund Management

The acquisition of Boston Private is a significant investment and demonstrates SVB’s commitment to growing its Private Banking & Wealth Management business.

SVB’s clients and employees will benefit from an expanded Private Banking & Wealth Management platform that includes investment management, tax advisory, trust services, executive compensation planning and complex strategies to manage concentrated stock positions. Boston Private’s newly developed technology platform significantly enhances both the client experience and the relationship manager experience.

ACQUISITION DETAILS

What is the anticipated timing of the acquisition? How long will it take to complete?

The acquisition was announced to the public after market close on Monday, January 4. The transaction has been approved by both companies’ Boards of Directors and is expected to close in mid-2021, subject to the satisfaction of customary closing conditions, including receipt of customary regulatory approvals and approval by the shareholders of Boston Private.

SVB is excited to welcome Boston Private employees and clients to SVB. Over the next several months we will work closely with SVB leadership to make the right decisions about the post-closing business, including configuring the business in a way that aligns more closely with the private banking opportunity and the needs of the innovation economy.

Until the transaction closes, it will be business as usual and SVB and Boston Private will continue to operate as two separate companies.

What happens to the existing Boston Private Executive Committee? Will Boston Private leaders remain in leadership positions?

Boston Private leadership is working in partnership with SVB’s leadership to plan and execute the integration. There is a great deal of mutual respect between the two leadership teams. Yvette Butler and Anthony will work together to determine the new leadership structure to be in effect following the closing.

Will we retain the Boston Private brand?

This is one of many details to be worked out in the coming weeks.

How can I learn more about SVB?

In the coming weeks, you will hear from SVB CEO Greg Becker, Yvette Butler, and other key leadership. We will distribute additional materials over the coming weeks to introduce you to different aspects of SVB.

You can also learn more about SVB by visiting their website and social media channels.

Website
LinkedIn	Twitter
Facebook	Instagram

As you will see, Boston Private and SVB share many core cultural values. Both have a deep commitment to creating a great place to work, client service and enabling clients’ aspirations, as well as a commitment to supporting and enriching the communities in which we operate.

What should I do if someone in the media or another external party (beyond the clients, partners and vendor relationships I manage) contacts me?

Please direct all such interested parties to Lucy Muscarella, Director of Public Relations – lmuscarella@bostonprivate.com, (858) 353-1359.

EMPLOYEE EXPERIENCE

How will role redundancy be managed? Will there be layoffs?

Cost reduction is not the goal of this transaction and we will work together with SVB leadership to develop a strong team to best serve our clients.

We recognize that the uncertainty presented by an acquisition can be stressful. We will share additional information as soon as possible in an effort to provide clarity and alleviate anxiety.

Will my role and responsibilities change?

We are in the process of developing the organizational alignment strategy which includes the clarification of roles and responsibilities. This work creates a valuable foundation to build upon as we integrate the two organizations into the target state operating model, after closing. Ultimately, the expansion of our business will open up additional growth opportunities for employees.

How will the acquisition impact my compensation and benefits?

This is one of many details to be worked out in the coming weeks and months. We will share additional information as soon as it is available.

CLIENT EXPERIENCE

How and when will clients be notified? How should relationship managers communicate with clients?

We have developed a comprehensive communication plan to ensure clients are notified in a timely and thoughtful manner. All clients will be notified of the acquisition agreement via email at 7pm ET / 4pm PT on Monday, January 4. Relationship managers are encouraged to reach out to clients directly and may begin doing so once the public announcement has been made on the evening of January 4.
•	Client-facing roles will be provided with email templates and FAQs to aid in their conversations.
•	The leadership team will be available to join calls and meetings with key clients.

More details will be shared with client-facing employees in the coming weeks. We anticipate a smooth transition for our clients, and we look forward to the enhanced offerings we will be able to deliver.

How will we approach integrating our two product sets?

We believe both entities offer complementary product sets as well as distinct offerings that will be appealing as new offerings to each other’s existing client base. Over the coming months, leadership from both groups will determine how to thoughtfully merge product sets in a way that makes sense for both clients and the business following closing.

The portion of Boston Private’s portfolio that does not map directly to SVB represents several capabilities that are important to SVB. These capabilities include nonprofits, family business, and CRE, all of which are important parts of any comprehensive private bank strategy.

Who will manage existing client relationships where there is overlap with SVB? Will clients now have a single point of contact?

We will be working together with SVB leadership to determine the optimal structure. It is early in the planning process but we anticipate instances of client overlap will be rare.

What changes should clients anticipate, and when?

Clients should anticipate business as usual. Much more communication will be coming as we do the integration planning. Our commitment to putting clients first will continue to inform our decisions regarding our combined businesses. Boston Private clients will continue to enjoy a high level of support and service along with new opportunities based on access to the innovation economy.

BUSINESS OPERATIONS

How does this impact 2021 planning, goals & strategy?

We are beginning several due diligence efforts to determine exactly what our integration will look like in practice. Boston Private and SVB will collaborate throughout the planning process to ensure the transition is as smooth as possible for our clients and employees. Executive Committee members will communicate the expectations and goals related to the acquisition to their teams and how they fit into their groups’ overall strategy.

Employees should continue to concentrate on their core responsibilities. We ask that you remain focused on doing what we do best and have done so particularly well this past year: focus on serving our clients, while caring for each other.

Will Boston Private retain its vendor relationships following the acquisition?

Over the next several months we will be working closely with SVB leadership to make the right decisions about the post-closing business. In the near term, vendor relationship owners should direct vendors to continue operating in their regular capacity.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including but not limited to Boston Private Financial Holdings, Inc.’s (“Boston Private”) and/or SVB Financial Group’s (“SVB”) or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Boston Private’s and SVB’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Boston Private’s shareholders on the expected terms and schedule; delay in closing the merger; the outcome of any legal proceedings that may be instituted against SVB or Boston Private; the occurrence of any event, change or other circumstance that could give rise to the right of one or both parties to terminate the merger agreement providing for the merger; difficulties and delays in integrating Boston Private’s business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; the inability to retain existing Boston Private clients; the inability to retain Boston Private employees; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms; and the impact of the global COVID-19 pandemic on Boston Private’s and/or SVB’s businesses, the ability to complete the proposed merger and/or any of the other foregoing risks.  Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, SVB will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Boston Private and a Prospectus of SVB, as well as other relevant documents concerning the proposed transaction.  The proposed merger involving Boston Private and SVB will be submitted to Boston Private’s shareholders for their consideration.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS AND SHAREHOLDERS OF BOSTON PRIVATE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Boston Private and SVB, may be obtained at the SEC’s Internet site (http://www.sec.gov).  Copies of documents filed with the SEC by Boston Private will be made available free of charge on Boston Private’s website at http://ir.bostonprivate.com or by contacting Boston Private’s Investor Relations department at 617.912.4386; 10 Post Office Square, Boston, MA 02109; or investor-relations@bostonprivate.com.  Copies of documents filed with the SEC by SVB will be made available free of charge on SVB’s website at http://ir.svb.com or by contacting SVB’s Investor Relations department at 408.654.7400; 3005 Tasman Drive, Santa Clara, CA 95054; or ir@svb.com.

PARTICIPANTS IN THE SOLICITATION

Boston Private, SVB, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Boston Private in connection with the proposed merger.  Information about the directors and executive officers of Boston Private is set forth in the proxy statement for Boston Private’s 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 16, 2020, and other documents filed by Boston Private with the SEC.  Information about the directors and executive officers of SVB is set forth in the proxy statement for SVB’s 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 9, 2020, and other documents filed by SVB with the SEC.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available.  Free copies of this document may be obtained as described in the preceding paragraph.